                                                                        Exhibit 12.1

Macy’s, Inc.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(in millions, except ratio data)

	39 Weeks Ended	Fiscal Year Ended
	11/1/2014	2/1/14	2/2/13	1/28/12	1/29/11	1/30/2010
Income before income taxes	$1,140	$2,290	$2,102	$1,968	$1,320	$507
Add: Interest Expense	298	390	562	447	579	562
Portion of rents representative of the interest factor	84	104	106	106	105	106
Adjusted Income	$1,522	$2,784	$2,770	$2,521	$2,004	$1,175
Fixed Charges:
Interest Expense	298	390	562	447	579	562
Capitalized Interest	9	11	15	8	5	5
Portion of rents representative of the interest factor	84	104	106	106	105	106
Total Fixed Charges	$391	$505	$683	$561	$689	$673
Ratio of earnings to fixed charges	3.9x	5.5x	4.1x	4.5x	2.9x	1.7x

(a)           For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges (excluding interest capitalized). Fixed charges represent interest incurred, premium on early retirement of debt, if any, amortization of debt expenses, and that portion of rental expenses on operating leases deemed to be the equivalent of interest.